# SECURITIES AND EXCHANGE COMMISSION

## Washington D.C. 20549

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## FORM 8-K
## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 21, 2001

### CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

| OHIO | 1-8944 | 34-1464672 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 1100 Superior Avenue, Cleveland, Ohio | 44114 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (216-694-5700)

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(Former name or former address, if changed since last report)

**ITEM 9. Regulation FD Disclosure.**

Cleveland-Cliffs Inc published a News Release on May 21, 2001 as follows:

**CLIFFS RECOGNIZES TOP SUPPLIERS**

**CLEVELAND, OH — May 21, 2001 —** Cleveland-Cliffs Inc (NYSE:CLF) has announced the winners of its first annual "Supplier of the Year" Award during ceremonies here. The six winners are all part of Cliffs' Alliance Suppliers Program and were honored for their quality products, excellent service, competitive pricing, and on-going commitment to provide value to Cliffs-managed mines.

Presented with plaques commemorating their selection as a "Supplier of the Year" are:

*Bridgestone Off Road Tire Company* (BRDCY) of Nashville, Tennessee, manufactures tires

*Northern Tire* of Ishpeming, Michigan, distributes and services tires

*OK Industrial Supply* of Ishpeming, Michigan, provides industrial and safety supplies

*P&H Minepro Services* (HRZIQ) of Milwaukee, Wisconsin, provides electric shovels, blasthole drills and services haul trucks

*SIM Supply, Inc.* of Hibbing, Minnesota, provides industrial and safety supplies

*TEREX* (TEX) *Mining* of Tulsa, Oklahoma, manufactures haul trucks

John S. Brinzo, Cliffs chairman and chief executive officer, and James A. Trethewey, senior vice president-business development, presented the awards to representatives of the winning companies. There are currently 41 Alliance Suppliers in Cliffs' program, most of whom were represented at the award ceremonies.

Brinzo told those in attendance that rising energy costs, medical trend rates and production outages have impacted Cliffs' financial results, but added that one area of improvement has been in the cost of purchased goods and services. Brinzo said, "We value our strategic alliances and look for ways to grow and improve them. We need your best ideas on how we can use your products and services more effectively. We seek win-win relationships that are valuable for both of us."

Trethewey challenged Alliance members to seek every way possible to help reduce costs. "The iron ore and steel industries are under tremendous competitive pressures," he said, "but if we work together, Cliffs' ability to meet future challenges will

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be significantly improved, and our suppliers will share in that success through increased business."

Cliffs' Alliance Supplier Program is part of a company-wide cost reduction initiative that began two years ago. The initiative is a radical change from the way the company used to purchase products and services because it establishes cross-functional teams composed of mine and corporate employees who work together to interview, acquire bids, and negotiate contracts with potential suppliers for combined volumes of mine requirements. The competition for multi-mine contracts among vendors has made the bidding process aggressive, enabling Cliffs to achieve considerable cost savings. In exchange for price reductions and product performance improvements, Alliance members gain long term-contracts of 3-5 years and the ability to work closely with Cliffs mines to test and develop their products and services and thus increase sales.

*Current Participants in Cliffs' Alliance Supplier Program*

Anderson Fuel & Lubricants **-** Superior, Wisconsin — Plant, Mobile equipment lubricants
Betz Dearborn — Huntington Beach, California — Water treatment chemicals
B & R Engineering — Hibbing, Minnesota — Refractory supplies
Bridgestone/ Firestone Off Road Tire Company — Nashville, Tennessee — Tire manufacturer
Caterpillar Inc. — Peoria, Illinois — Mobile equipment, front-end loaders and dozers
Conveyor Belt Services — Duluth, Minnesota — Conveyor belting distributor and service provider
Charter Inc. — Iron Mountain, Michigan — Refractory supplies
Dyno Nobel Inc. — Guelph, Ontario, Canada — Explosives manufacturer
Eclipse Chemical — Boie D'Urse, Quebec, Canada — Water treatment chemicals
Edwards Oil — Virginia, Minnesota — Diesel fuel and heating oil distributor
ESCO — Charlotte, North Carolina — Ground engaging equipment
Fabco — Marquette, Michigan — Caterpillar mobile equipment and parts distributor
Goodyear Engineered Products — Marysville, Ohio — Conveyor belt manufacturer
Hewitt Equipment Limited — Point Claire, Quebec, Canada — Mobile equipment and parts distributor
Industrial Rubber Products — Hibbing, Minnesota — Urethane and rubber lined parts
Lafarge Corporation — Lorain, Ohio — Limestone and dolomite supplier
Langer Equipment Company, Inc. — Virginia, Minnesota — Mobile equipment wheel motor repairs
Lindberg, Inc. — Ishpeming, Michigan — Construction services and rock crushing
L&S Electric Company — Schofield, Wisconsin — Mobile equipment wheel motor repairs
Malton Electric Company — Virginia, Minnesota — Mobile equipment wheel motor repairs
MEI — Minneapolis, Minnesota — Mill wear liner castings
Mincom — Denver, Colorado — Business enterprise software provider
Minnesota Explosives Company — Biwabik, Minnesota — Explosives distributor
Motion Industries, Inc. — St. Paul, Minnesota — Power transmission distributor
Nordberg Sales Corporation — Britt, Minnesota — Crushers and crusher castings
Northern Tire — Ishpeming, Michigan — Bridgestone OTR Tire distributor and service provider
OK Industrial Supply — Ishpeming, Michigan — Industrial and safety supplies

Orica Canada Inc. — McMasterville, Quebec, Canada — Explosives manufacturer and distributor
Pepin Ireco, Inc. — Ishpeming, Michigan — Explosives distributor
P & H Minepro Services — Milwaukee, Wisconsin — sells electric shovels, blasthole drills and services
     Unit Rig/ Terex haul trucks
Prime Supply — Iron Mountain, Michigan — Electrical supplies
Ryan Omnidyne — Hibbing, Minnesota — Filters for mobile equipment
SIM Supply — Hibbing, Minnesota — Industrial and safety supplies in Minnesota
Superior Rock Bit Company — Virginia, Minnesota — Blasthole drill bits
Terex Mining — Tulsa, Oklahoma — Haul truck manufacturer
U.S. Oil — Combined Locks, Wisconsin — Diesel fuel and heating oil distributor
Westburne, Inc. — Duluth, Minnesota — Electrical equipment and supplies
WESCO — Norfolk, Virginia — Electrical equipment and supplies
Williams Company — Calumet, Michigan — Fabricated parts
Wire Rope America — St. Joseph, Missouri — Wire rope
Zeigler — Buhl, Minnesota — Caterpillar mobile equipment and parts distributor in Minnesota

     Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and the "Company" include subsidiaries and affiliates as appropriate to the context.

<center>**SIGNATURE**</center>

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

<center>**CLEVELAND-CLIFFS INC**</center>

By: /s/ C.B. Bezik
_____

    Name: C. B. Bezik
    Title: Senior Vice President–Finance

Dated: May 24, 2001

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